FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number:

Telefonos de Mexico, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)

333-13580

Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtemoc Mexico City 06599, Mexico, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX, through America movil enters into exclusive negotiations to acquire a stake in Olimpia

Mexico City, April 1, 2007. Teléfonos de México, S.A.B. de C.V. ("TELMEX") (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY, LATIBEX: XTMXL) announced today that it has reached an agreement to enter into exclusive negotiations with Pirelli & C. S.p.A. ("Pirelli"), in conjunction with América Móvil S.A.B. de C.V. ("América Móvil"), to acquire from Pirelli and Sintonia one third of the share capital of Italian company Olimpia. This company owns 18% of the total stock of Telecom Italia.

The completion of the transaction, which is subject, among others, to final documentation and regulatory approvals, would lead to the reduction of the ownership interests of Pirelli and Sintonia in Olimpia, from a combined 100% today to one third of the total stock at the closing of the transaction. TELMEX and América Móvil will acquire one third of the stock of Olimpia, in equal parts. The other third of the stock will be purchased by U.S. telecommunications company AT&T.

Through this potential transaction TELMEX and América Móvil intend to promote the growth of Telecom Italia, a state-of-the-art telecommunications company with operations in Europe and Latin America. The companies look forward to the opportunity of working together with a group of Italian investors who share their views of the great potential this company has.

TELMEX is the leading Telecommunications Company in Mexico. TELMEX and its subsidiaries provide a wide range of telecommunications services, data and video transmission and Internet access, as well as integrated telecommunications solutions to its corporate customers. Additionally, it offers telecommunications services through its international subsidiaries in Argentina, Brazil, Chile, Colombia and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2007.	TELEFONOS DE MEXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Perez Title: Chief Financial Officer

Ref: Telefonos de Mexico, S.A. de C.V. - TELMEX, through America movil enters into exclusive negotiations to acquire a stake in Olimpia